UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

1 Hamada Street Rehovot, Israel +972-8-633-3964

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Warrant Exercises

The warrants Todos Medical Ltd. (the “Company”) issued as part of its private placement from March 2015 through June 2016 had a price per share of $0.50. In April 2017, the Company offered its existing warrant holders the opportunity, until May 22, 2017, to exercise their warrants at a price per share of $0.40. Seven warrant holders exercised warrants for 1,665,000 Ordinary Shares for proceeds to the Company of $666,000.

Notice of Extraordinary Meeting of Shareholders

An Extraordinary Meeting of Shareholders of the Company will be held on Thursday, June 22, 2017 at 10:00 a.m. (Israel time), at the Company’s offices at 1 Hamada Street, Rehovot, Israel. In connection with the aforementioned Extraordinary Meeting of Shareholders, the Company hereby furnishes the following document:

1.	Notice with respect to the Company’s Extraordinary Meeting of Shareholders describing the proposals to be voted upon at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1.

Exhibit

99.1	Notice with respect to the Company’s Extraordinary Meeting of Shareholders.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

By:	/s/ Rami Zigdon
Name: Rami Zigdon
Title: Chief Executive Officer
Date: May 25, 2017

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